U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-54A
NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55
THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
FILED PURSUANT TO SECTION 54(a) OF THE ACT
The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the “Act”), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:
Name: HCF ACQUISITION LLC
Address of Principal Business Office (No. & Street, City, State, Zip Code):
NexBank Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240
Telephone Number (including area code): (877) 665-1287
Name and address of agent for service of process:
R. Joseph Dougherty
Chief Executive Officer and President
HCF Acquisition LLC
NexBank Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
Copies to:
Gregory D. Sheehan, Esq.
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
Check one of the following:
☑ The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed: The undersigned filed a Registration on Form 10 on the date hereof.
☐ The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company:      Not Applicable
The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company:      Not Applicable
     The undersigned company certifies that it is a closed-end company organized under the laws of the State of Delaware and with its principal place of business in the State of Texas; that it will be operated for the purpose of making investments in securities described in sections 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.
     Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of Dallas, Texas on the 10th day of June, 2009.

HCF ACQUISITION LLC
By:	/s/ R. Joseph Dougherty
	Name:	R. Joseph Dougherty
	Title:	President

Attest:	/s/ M. Jason Blackburn
Name: M. Jason Blackburn
Title: Treasurer